Exhibit 99.1

Oatly Expands Executive Leadership Team; Adds Two Consumer Packaged Goods Industry Veterans

to Support Next Phase of Global Growth

Jean-Christophe Flatin Appointed Global President

Daniel Ordonez Appointed Chief Operating Officer

Peter Bergh Transitions to New Role as Chief Strategy Officer

MALMÖ, Sweden, April 21, 2022 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced it has expanded its executive leadership team with the addition of two senior consumer packaged goods industry veterans. Jean-Christophe Flatin has been named as Oatly’s Global President and Daniel Ordonez has been named Chief Operating Officer.    Peter Bergh, Oatly’s current Chief Operating Officer, has been named Chief Strategy Officer. All of these changes are effective June 1, 2022.

Building on the momentum of a transformational 2021 that included the opening of three new manufacturing facilities, multiple launches of new products and sales in new geographies, the initial public offering, and annual revenue growth of 53%, Oatly is strengthening its organization to execute on its next phase of global growth. The expanded executive leadership team will further enable Oatly to lead the plant-based movement by building on its market leadership positions, growing its international footprint, sharpening its supply chain and manufacturing practices, and continuing to leverage its proprietary production processes to launch innovative products.

Mr. Flatin joins Oatly with over 30 years of experience at Mars, which included managing high-growth brands and leading global organizations. At Mars, Mr. Flatin led the multi-billion dollar growth of the Royal Canin cat and dog food business as Global CEO and President, and managed multiple global brands as President of the Global Chocolate division. Most recently, he served as President of Innovation, Science, Technology, and Mars Edge, a new entrepreneurial segment of Mars. As Oatly’s Global President, Mr. Flatin will be responsible for enhancing Oatly’s operating model and increasing the global connectivity of the Company’s innovation, food science, supply chain, business technology, and sustainability functions. Mr. Flatin will report directly to Toni Petersson, Oatly’s Chief Executive Officer.

Mr. Ordonez joins Oatly with almost 30 years of experience in consumer packaged goods, primarily at Danone and Unilever. Most recently, at Danone, Mr. Ordonez served as the Chief Growth Officer of the Dairy and Plant-Based division and then as President of Danone Iberia. As Oatly’s Chief Operating Officer, Mr. Ordonez will lead and support business operations and development in new and existing markets and he will also report directly to Mr. Petersson.

In his new role of Chief Strategy Officer, Mr. Bergh will be responsible for leading global strategic and business development initiatives that will further the Company’s mission to convert traditional dairy users to Oatly consumers. Mr. Bergh will continue to report directly to Mr. Petersson.

Toni Petersson, Oatly’s CEO, commented, “On behalf of our board and management team, I am pleased to welcome Jean-Christophe and Daniel, two accomplished industry leaders, to Oatly as we position ourselves for the next phase of global growth. Their proven track records of driving growth and profitability at multinational consumer packaged goods companies will be valuable to Oatly as we continue to scale production to meet the growing demand for our products. I am also excited to continue working with Peter in his new role, where he will focus on our global strategic projects to help further strengthen Oatly’s long-term growth, building on his outstanding contributions as the Company’s former COO and CFO.”

About Jean-Christophe Flatin

Jean-Christophe Flatin has over 30 years of experience and has a demonstrated track record of executing operational initiatives, integrations, and transformations at Mars. He held various executive leadership, operational and financial roles at Mars, including three years as Global President of Mars Global Chocolate and 12 years at Royal Canin, which Mr. Flatin transformed into the largest global brand in the Mars portfolio. Most recently, Mr. Flatin served as President of Innovation, Science, Technology and Mars Edge, an entrepreneurial segment of Mars.

About Daniel Ordonez

Daniel Ordonez has almost 30 years of experience in consumer packaged goods with a proven track record of success growing billion-dollar brands across multiple product categories. Mr. Ordonez spent the majority of his career at Danone and Unilever where he held executive management, marketing and sales roles. Most recently, Mr. Ordonez served as President Danone Iberia and was previously Chief Growth Officer of Dairy and Plant-Based for Danone for four years, where he accelerated the rollout of plant-based offerings such as Alpro and Silk into new geographies. At Unilever, Mr. Ordonez held senior leadership positions in its Personal Care and Home Care divisions.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit www.oatly.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, regarding Oatly’s plans to execute on its next phase of global growth and the impact of the leadership changes, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: general economic conditions including high inflationary cost pressures; our history of losses and inability to achieve or sustain profitability; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy; reduced or limited availability of oats or other raw materials that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms; damage or disruption to our production facilities; harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents and associated lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; changing consumer preferences and our ability to adapt to new or changing preferences; the consolidation of customers or the loss of a significant customer; reduction in the sales of our oatmilk varieties; failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility; litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits; changes to international trade policies, treaties and tariffs and the ongoing conflict in Ukraine; changes in our tax rates or exposure to additional tax liabilities or assessments; failure to expand our manufacturing and production capacity as we grow our business; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully ramp up operations at any of our new facilities and operate them in accordance with our expectations; failure to develop and maintain our brand;; our ability to introduce new products or successfully improve existing products; failure to retain our senior management or to attract, train and retain employees; cybersecurity incidents or other technology disruptions; failure to protect our intellectual and proprietary technology adequately; our ability to successfully remediate the material weaknesses or other future control deficiencies, in our internal control over financial reporting; our status as an emerging growth company; our status as a foreign private issuer; through our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. will continue to have significant influence over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in Oatly’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 6, 2022 and other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com